N E W S R E L E A S E

January 11, 2013

Nevsun Comments on Human Rights Matters

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) today provided a comment on its approach to human rights at the Bisha Mine in Eritrea, in which Nevsun has a 60% ownership position. Nevsun provided the comment because it anticipates that both the Company and a Bisha Mine subcontractor will be mentioned in a forthcoming report by a non-governmental human rights organization.

“Nevsun is committed to responsible operations and practices at the Bisha Mine, based on international standards of safety, governance and human rights,” said Cliff Davis, President and CEO. “Our 60%-owned subsidiary Bisha Share Mining Company (BMSC) directly employs nearly 1,000 Eritreans at the Bisha Mine and provides a safe and supportive working environment. Bisha had zero lost time accidents in all of 2012.”

Positive social and economic impact

Nevsun strives to ensure that the Company’s presence has a positive social and economic impact. With spin-off effects, the Bisha Mine has created meaningful employment for thousands of Eritreans. The Company’s commitment to corporate social responsibility is detailed in its 2011 CSR report, available on its website at this link: http://www.nevsun.com/pdf/2011-nevsun-csr-report.pdf

From inception of mining in early 2011 Bisha has contributed more than US$400 million in cash remittances to the Eritrean government and government owned entities. In addition, the mine contributed tens of millions of dollars to the economy of Eritrea through salaries, wages, benefits, local supply-chain purchases, and community assistance and the mine did not displace any local communities.  Considering that the Bisha Mine is the only modern mine in Eritrea, this contribution is a significant benefit to the national economy and the local communities.

Compensation for Eritreans directly employed by BMSC is well above the average for Eritrea. Employees are provided free food and free accommodations or free local commuting. These employees also receive free training and have opportunities for advancement. Employees also have access to free medical care at the mine’s clinic.

Conscripted labour is not allowed at Bisha

The use of conscripted labour at the Bisha site is not allowed. BMSC has strong practices and procedures to ensure that all individuals at Bisha are working of their own free will and are not conscripts. The procedures include the inspection of national service discharge documentation for all Eritrean workers at Bisha. The inspection process is further supported by a Bisha-issued photo ID card for those employed directly or by subcontractors.

In early 2009, within a few months of the start of mine construction, Nevsun became aware of allegations that a particular subcontractor, Segen Construction, might be employing conscripts from the country’s national service. Unfortunately, at the time, BMSC’s national service discharge document inspection procedures did not apply to subcontractors. In response to the allegations BMSC acted quickly by immediately extending its procedures to include subcontractors and by obtaining a written guarantee from Segen that it would not use conscripts at Bisha. There are currently 140 Segen employees at the mine, representing about 10% of the 1,400 Eritreans employed directly or indirectly at Bisha. Segen is not a permanent fixture at Bisha. All Segen employees will leave Bisha by the end of August, 2013, when their current work is completed.

The Company expresses regret if certain employees of Segen were conscripts four years ago, in the early part of the Bisha Mine’s construction phase. Segen is controlled by the Eritrean State and BMSC is required to use Segen for certain construction work at Bisha. BMSC is not allowed to do such work itself or to engage any other subcontractor for such work.

Forward Looking Statements

The above contains “forward-looking statements”. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are frequently, but not always, identified by words such as “plans,” “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com